Filed pursuant to Rule 433

Registration File No. 333-219855

Pricing Term Sheet

Pricing Term Sheet

Lear Corporation

$750,000,000 3.800% Senior Notes due 2027

August 14, 2017

The information in this pricing term sheet supplements Lear Corporation’s preliminary prospectus supplement, dated August 14, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Lear Corporation

Title of Security:	3.800% Senior Notes due 2027

Offering Format:	SEC Registered

Expected Ratings*:	Baa3 / BBB-

Trade Date:	August 14, 2017

Settlement Date:	August 17, 2017 (T+3)

Aggregate Principal Amount:	$750,000,000

Maturity Date:	September 15, 2027

Coupon:	3.800%

Benchmark Treasury:	UST 2.250% due August 15, 2027

Benchmark Treasury Price and Yield:	100-10 / 2.215%

Spread to Benchmark Treasury:	+167 basis points

Yield to Maturity:	3.885%

Price to Public:	99.294% of aggregate principal amount

Net Proceeds to Issuer (before expenses):	$739,830,000

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2018

Optional Redemption:

Prior to June 15, 2027 (three months prior to the maturity date of the Notes), we may at our option redeem some or all of the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to the redemption date plus a “make-whole” premium, if any, at UST + 25 basis points.

At any time on or after June 15, 2027, we may redeem at our option, some or all of the Notes, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including the redemption date.

Change of Control Triggering Event:	If we experience a Change of Control and a Rating Decline, each holder will have the right to require us to offer to purchase all of the Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

CUSIP/ISIN:	521865 AY1 / US521865AY17

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp. MUFG Securities Americas Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.

Co-Managers:	Commerz Markets, LLC PNC Capital Markets LLC SG Americas Securities, LLC Unicredit Capital Markets LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC relating to this offering. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847), Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at prospectus@citi.com or telephone at 1-800-831-9146) or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attention: Prospectus Department (or by e-mail at dg.prospectus_requests@baml.com or telephone at 1-800-294-1322).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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